FirstFlight, Inc.

Subsidiaries

Continuing Operations

FBO Air Wilkes-Barre, Inc.

FBO Air Garden City, Inc.

FirstFlight Heliports, LLC

Discontinued Operations

Airborne, Inc.

Margeson & Associates, Inc.

New World Jet Corp.

New World Jet Acquisition Corp.